May 19, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long
           Assistant Director

Re:    AptarGroup, Inc.
       Definitive Proxy Statement on Schedule 14A
       Filed March 20, 2009 (the "Proxy Statement")
       File No. 001-11846

Dear Ms. Long:

This letter responds to the Staff's comment letter dated May 11, 2009 (the "Comment Letter") with respect to the filing of AptarGroup, Inc. (the "Company" or "AptarGroup") described above. For the convenience of the Staff's review, we have set forth the comment contained in the Staff's Comment Letter along with our response.

Executive Officer Compensation, page 15
---------------------------------------
Compensation Discussion and Analysis, page 15
---------------------------------------------
Cash Compensation, page 23
--------------------------
Bonus Plans, page 23
--------------------

1. We note that elements of your two bonus formulas include target, non-GAAP figures, such as "return on equity" and "ratio of business segment [earnings before interest and taxes] to capital." Please explain, and in future filings disclose, how these figures are calculated based on your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K. In addition, please disclose the actual results for each element.

Response: AptarGroup's return on equity ("ROE") element is calculated by dividing the fiscal year consolidated reported net income of AptarGroup by the fiscal year's twelve month average of stockholder's equity. The ROE for 2008 was 13%. In future filings, AptarGroup will include this explanation of how ROE is calculated and will disclose the actual result for the last fiscal year.

Securities and Exchange Commission
May 19, 2009
Page 2


     The segment earnings before interest and taxes ("EBIT") to capital ratio is calculated by dividing the segment fiscal year EBIT by the segment fiscal year twelve month average capital. Segment EBIT is the segment income reported in the footnotes to our financial statements included in our periodic reports. Segment capital represents segment equity plus segment debt less segment cash and equivalents. The segment EBIT to capital ratios for 2008 were as follows -- Beauty & Home: 12%, Closures: 16%, and Pharma: 64%. In future filings, AptarGroup will include a similar explanation of how segment EBIT and the segment EBIT to capital ratio are calculated and will disclose the actual results of these elements for the last fiscal year.

                                    * * * * *

Securities and Exchange Commission
May 19, 2009
Page 3


Acknowledgements and Closing Comments
-------------------------------------

As requested in the Comment Letter, we acknowledge that:

1. We are responsible for the adequacy of disclosures in the Proxy Statement;

2. Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the "SEC") from taking any action with respect to the filing; and

3. We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In accordance with the Comment Letter, we will make the changes described above in future filings with the SEC.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (815) 479-5533 or via email at Bob.Kuhn@aptargroup.com. Should the Staff disagree with any portion of this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.



                                                     Very truly yours,




                                                     /s/ Robert W. Kuhn

                                                     Executive Vice President
                                                     and Chief Financial Officer




cc:    Peter Pfeiffer, President and Chief Executive Officer
       Leo Guthart, Chairman of the Compensation Committee
       Stephen Hagge, Executive Vice President and Chief Operating Officer